Exhibit 7.1
Richard M. Osborne
8500 Station Street, Suite 345
Mentor, Ohio 44060
Phone: 440-951-1111
Fax: 440-255-8645
April 7, 2008
Via Fax and Certified Mail
Deborah L. Gallant
Chairperson, Corporate Governance Committee
Maine & Maritimes Corporation
P.O. Box 789
Presque Isle, Maine 04769-0789
Re:  Maine & Maritimes Board
Dear Ms. Gallant,
I am writing you at the suggestion of Richard G. Daigle to request that the corporate governance committee consider adding me to the board of directors of Maine & Maritimes. I have been impressed by M&M’s potential and recently made a significant investment in the company through the Richard M. Osborne Trust. I have extensive experience in the utility industry and believe I could make a significant contribution to M&M’s board. My biographical information is attached. Please do not hesitate to contact me if you need anything further.
In light of the impending annual meeting, I would appreciate your response as soon as possible. You can reach me any time by cell at 216‑215‑1313 or feel free to contact my attorney, Christopher J. Hubbert, at 216-736-7215. I have been advised that my request should be filed with the SEC and I intend to amend my Schedule 13D shortly. Thank you in advance for your consideration.
Sincerely,
/s/ Richard M. Osborne
Richard M. Osborne

Richard M. Osborne, age 62, is the president and chief executive officer of OsAir, Inc., a company he founded in 1963, which operates as a property developer and manufacturer of industrial gases for pipeline delivery. Since September 1998, Mr. Osborne has been chairman of the board, chief executive officer and a director of John D. Oil and Gas Company, a publicly-held oil and gas exploration company in Mentor, Ohio. He is also chairman of the board of Corning Natural Gas Corporation, a public natural gas utility company in Corning, New York, and chairman of the board of Energy West, Incorporated, a public utility company headquartered in Great Falls, Montana. From 1994 to 2003, Mr. Osborne served as vice-chairman of the board of GLB Bancorp in Mentor, Ohio.